

August 12, 2015

Mail Stop 4546

<u>Via E-mail</u>
Scott E. Powell
President and Chief Executive Officer
Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109

      Re: Santander Holdings USA, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed March 18, 2015
           Form 10-Q for Fiscal Quarter Ended March 31, 2015
           Filed May 13, 2015
           File No. 001-16581

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Credit Risk Management, page 78</u>

1.   We note your disclosure for loan portfolio by loan type as well as the description of credit risk associated with each loan type. However, it does not appear your disclosure adequately addresses the risks and characteristics of Santander Consumer USA Holdings' (SCUSA) non-prime retail installment and auto loans and personal unsecured loans which make up 33% of your loan balances and the vast majority of your allowance balance. Please revise your MD&A to address the following related to these portfolios:
- Disclose the allocation between prime and non-prime loans.

- Disclose the typical terms of your retail installment contracts and auto loans and the percentage of fixed loans versus variable loans.
- Discuss default rates and other risks associated with non-prime loans, the procedures you follow to mitigate those risks, and how the level of non-prime loans in your portfolio affects your allowance levels.

TDRs, page 84

2.   We note that "other consumer loans" includes home equity loans, home equity lines of credit, retail installment contracts and other secured and unsecured lending per your disclosure on page 84. In light of the fact that these other consumer TDRs make up 87% of performing TDRs, 62% of non-performing TDRs, and 83% of total TDRs, please disaggregate this category to separately break out the categories driving the majority of the volume. In this regard, it would appear that the retail installment and auto loans category is driving the majority of the TDR activity and thus should be separately disaggregated to discuss the key trends in the portfolio.

3.   In light of the significant volume of TDRs since the Change in Control and fluctuation of activity in the balance during the year, please revise future filings to provide a rollforward of the TDR balance during the period by significant portfolio segment, with specific quantification of new TDRs, paydowns, charge-offs, and sales.

4.   We note your disclosure that the reduction in performing residential mortgage TDRs to total residential mortgage TDRs was primarily due to the increased volume of mortgages held for investment as you continue the strategy of retaining most loan originations for investment. It is unclear how this explanation supports the decrease in this ratio, given that the comparison is to total residential mortgage TDRs rather than the level of residential mortgages in your portfolio. Please advise, or revise your disclosure in future filings.

5.   We note that SCUSA may offer multiple deferrals for their retail installment contract portfolio which would be considered TDRs. Please clarify how these retail installment contract deferrals are reflected in the performing versus non-performing TDR disclosures on page 83. In your response, it may be helpful to provide an illustrative example of how the loan would be categorized after the first deferral, and then whether there is any difference in approach for any second or third deferral granted after that.

Allowance for Credit Losses, page 86

6.   We note that you provide a very high level description of the factors considered in your allowance methodology for retail installment contracts and personal unsecured loans on page 89. In light of the fact that the vast majority of your provision pertains to this portfolio (per disclosure on page 216), please respond to the following, and expand your disclosure either here or in the footnotes, as applicable, to address the following:

- Tell us whether your retail installment contract and personal unsecured loans are considered together or separately for purposes of assessing the required allowance.
- Tell us the number of loan pools utilized for your retail installment contracts and how the pools are stratified.
- Tell us in more detail how your model specifically considers economic conditions such as unemployment rates, changes in used vehicle index value and bankruptcy trends in your methodology. For example, is this based on a qualitative overlay, or is it explicitly built into the quantitative methodology?

Interest Rate Risk, page 102

7.   We note the disclosure of your market value of equity analysis (MVE) on page 103 and the related effect on MVE based on three interest rate scenarios. Please tell us and disclose in future filings why the MVE decreases in scenarios when the interest rates decrease and also decreases in the scenarios where interest rates increase during the year ended December 31, 2014. As part of your expanded disclosure, please describe the type of portfolio that leads to a particular effect on MVE. For example, clarify how MVE would be affected if your portfolio was based on more fixed-rate assets than fixed-rate liabilities in the portfolio and vice versa.

Consolidated Statements of Operations, page 110

8.   We note your presentation of "Net Income" as the portion of consolidated net income that is attributable to the Company. In light of the guidance and example presentations in ASC 810-10-50-1A and 810-10-55-4J, please revise the title of "Net Income" to be more descriptive of the nature of the balance, such as "Net Income Attributable to the Company".

Consolidated Statements of Comprehensive Income, page 111

9.   We note that you have not attributed any of your other comprehensive income to your noncontrolling interest for the year ended December 31, 2014 or the quarter ended March 31, 2015, but in the separate financial statements of SCUSA, SCUSA has other comprehensive income related to cash flow hedges. Please advise, or revise as appropriate.

Note 3 – Business Combinations, page 130

Consolidated Assets Acquired and Liabilities Assumed, page 131

10.   We note that you identified a dealer network intangible and the Chrysler relationship intangible in connection with the Change in Control transaction, with a fair value of $580.0 million and $138.8 million, respectively. Please tell us in further detail the

methodologies employed to fair value these assets as well as the most significant inputs to the valuation model.

Note 5 - Loans and Allowance for Credit Losses, page 138

11.   Given the substantial amount of new retail installment contracts that were recorded at fair value on the Change in Control date, please tell us whether, and if so how, you made adjustments to your allowance methodology to capture the different recorded investments between the retail installment contracts existing at the Change in Control date, and new retail installment contracts originated after the Change in Control.   Additionally, please respond to the following:
- Tell us the remaining balance of the retail installment contracts recorded at fair value (and considering estimated future credit losses per your disclosure on page 132) and those that were newly originated after the Change in Control date as of December 31, 2014, March 31, 2015 and June 30, 2015.
- Tell us whether you have recorded any allowance for loan losses for the retail installment contracts existing at the Change in Control date.
- We note that on page 153 you show $2.2 billion of new TDRs for retail installment contracts and auto loans (based on pre-modification recorded investment balances) for the year ended December 31, 2014. However, we note that on page 90 of Santander Consumer Holdings USA Form 10-K for the year ended December 31, 2014, they show new TDRs for retail installment contracts in the amount of $3.0 billion for the year ended December 31, 2014. Please tell us the drivers of the significant difference between the two amounts given that the Change in Control occurred on January 28, 2014 and thus it would appear the balances would be more similar in size.

12.   We note your disclosure on page 154 that a retail installment contract TDR is considered to have subsequently defaulted at the earlier of the date of repossession or 120 days past due. However, in light of the fact that the vast majority of your retail installment TDRs appear to be due to deferrals, tell us how this policy captures the fact that you may grant a 90 day deferral which is considered a TDR, but then a subsequent deferral is needed.

Note 16 – Income Taxes, page 177

13.   We note a significant increase to your income tax expense for fiscal 2014 compared to prior years as well as significant changes to your deferred tax assets and liabilities. Your disclosure indicates that these changes are primarily attributable to the Change in Control. In future filings, please revise your disclosure here or in MD&A, as appropriate, to address the following:
- Provide further details on your income tax expense components to quantify significant elements and drivers that caused a shift in current and deferred taxes and rate changes.

- Discuss the tax implications related to material transactions including SCUSA, trends, and other known items impacting your income tax provision.
- Expand your net deferred tax asset and liability disclosure to discuss the drivers of significant changes in the line items and the impact of material transactions. Provide an explanation of the IRC Section 475 line item and discuss additional risk factors associated with this tax planning strategy, if any. Tell us the impact of this election on future tax rates and prospective financial statements.
- Tell us how you considered IRC Section 382 as it relates to the SCUSA transaction in the current period.

Note 19 – Fair Value, page 186

Level 3 Rollforward for Recurring Assets and Liabilities, page 191

14.   We note that you recognized a $559.2 million gain in earnings related to your retail installment contracts held for investment, which represents SCUSA's retail installment contracts that would have been accounted for under ASC 310-30, as well as SCUSA's retail installment contracts that were more than 60 days past due at the date of the Change in Control.   You disclose on page 198 that these loans had an aggregate fair value of $1.9 billion at the date of the Change in Control and an aggregate unpaid principal balance of $2.6 billion. In light of these balances, and the fact that the loans were originally recorded at fair value as of January 28, 2014, please tell us the factors driving a $559.2 million increase in the balance during the remaining eleven months of the year. In this regard, we note the description of the methodology utilized on page 193 and the assumptions as of December 31, 2014 on page 195, but it is unclear how and which assumptions changed so significantly between the initial recording on January 28, 2014 and December 31, 2014.

Note 24 – Business Segment Information, page 214

Results of Segments, page 216

15.   Please tell us why the "SCUSA Purchase Price Adjustments" line item for the provision for credit losses adds back an additional $457.3 million of provision to reconcile to the total results for the Company. In this regard, we note that the provision amount for the "SCUSA" column agrees to the provision for loan losses in the separate financial statements of SCUSA, and given that the loans were recorded at fair value (and considered expected credit losses) at the Change in Control date, it is unclear why the provision for loan losses for these SCUSA loans would be higher (instead of lower) in your consolidated financial statements.

Item 11. Executive Compensation, page 230

Compensation Discussion and Analysis, page 230

16.   We note your disclosure on page 233 that the quantitative metrics for determining the short-term incentive compensation award pool included:
   - 55% determined based on Santander US's ordinary profit for 2014 versus 2013; and
   - 20% determined based on Santander Group's net attributable ordinary profit for 2014 versus 2013.

   You also indicate that the pool was based on these metrics as compared to an internal target. It is unclear how the comparisons of 2014 results to 2013 results factor into the award pool. Please provide further explanation.

17.   Please clarify how you benchmarked the qualitative modifier using the identified peer group. For example, did you target the mean of the peer group or did you revise your modifier based on your peer group's practices?

18.   How was each executive officer's target bonus amount established?

19.   We note your disclosure indicating you conducted a detailed assessment of each executive officer's accomplishments versus pre-established goals. However, you have not provided a discussion of the accomplishments supporting the awards granted pursuant to the Executive Bonus Program. Please provide further discussion.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Note 11 – Derivatives, page 46

Disclosures about Offsetting Assets and Liabilities, page 51

20.   We note that you have offset $12.4 million of derivative assets and $139.0 million of derivative liabilities as of March 31, 2015, and offset $21.1 million of derivative assets and liabilities as of December 31, 2014. Please tell us why the amount of the derivative asset and liability offset was not equal as of March 31, 2015, particularly given the same approximate level of derivative liabilities as of both dates. To the extent the difference is due to levels of collateral posted, please describe the nature of any changes in your collateral posting requirements or types of counterparties.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

Allowance for Credit Losses, page 107

Unallocated, page 110

21.   We note that your unallocated allowance for loan losses increased by $38.3 million during the quarter. Please tell us the factors driving the increase in this portion of the allowance during the quarter.

Item 4. Controls and Procedures, page 124

Evaluation of Disclosure Controls, page 124

22.   Your disclosure does not state management's conclusions regarding whether disclosure controls and procedures were effective, or were not effective, as of March 31, 2015. Please refer to Regulation S-K, Item 307 and confirm that you will revise future filings to include a clear statement regarding management's conclusions concerning the effectiveness of disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie Ciboroski for

Suzanne Hayes
Assistant Director
Office of Financial Services II